

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 7, 2010

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
3714 W Industrial Loop
Coeur d'Alene, ID 83815

> **Re: Shoshone Silver Mining Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 12, 2010**
> **File No. 000-31184**

Dear Ms. Farrand:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief